Exhibit 3.289

CERTIFICATE OF INCORPORATION

SHERIDAN HEALTHCARE OF CONNECTICUT, P.C.

(A Connecticut Professional Corporation)

The undersigned incorporator hereby forms a corporation under Chapter 594a of the Connecticut General Statutes.

1. The name of the corporation is Sheridan Healthcare of Connecticut, P.C. (the “Corporation”).

2. The nature of the business to be transacted or the purposes to be promoted or carried out by the Corporation, which shall be in addition to the authority of the Corporation to engage in any lawful act or activity for which professional corporations may be formed under Chapter 594a of the Connecticut General Statutes, are as follows:

(a)	To engage in the practice of medicine through persons licensed by the Connecticut Board of Medicine; and

(b)	To have and to exercise all powers granted by law and by Chapter 594a of the Connecticut General Statutes, and all legal powers necessary or convenient to effect any or all of the purposes stated in the certificate of incorporation, or which may be necessary to engage in any lawful act or activity for which professional corporations may be formed under Chapter 594a of the Connecticut General Statutes.

3. The designation of each class of shares, the authorized number of shares of each such class, and the par value of each share thereof, are as follows:

(a)	There shall be only one class of capital stock, which shall be designated “Common Stock,” and shares of that class are not issuable in different series;

(b)	The shares of Common Stock shall all be voting stock, par value $.01 per share; and

(c)	The total authorized number of shares of Common Stock shall be 1,000.

4. No person who is or was a director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director in an amount that exceeds the compensation received by the director for serving the Corporation during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in section 33-840 of the Connecticut General Statutes, as amended, to receive an improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the Corporation under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Corporation, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the Corporation, or (e) create liability under Section 33-757 of the Connecticut General Statutes, on the effective date hereof and as it may be amended from time to time. This provision shall not limit or preclude the liability of a person who is or was a director for any act or omission occurring prior to the effective date of this provision. Any lawful repeal or modification of Section 33-636(b) of the Connecticut General Statutes shall not adversely affect any limitation of liability, right or protection of a director of the Corporation existing hereunder with respect to any breach of duty occurring prior to the effective date of such repeal or modification.

5. The Corporation may not issue any of its capital stock or permit the transfer of its capital stock on its books to any one other than a person specified in section 33-182c of the Connecticut General Statutes, as amended, or the personal representative or estate of a deceased or legally incompetent shareholder. Neither a shareholder of the Corporation nor the Corporation itself shall enter into a voting trust agreement or any other type of agreement vesting another person, other than one specified in section 33-182c of the Connecticut General Statutes, as amended, with the authority to exercise the voting power of any or all of his stock.

6. Except to the extent permitted by law, the Corporation shall render professional services and related services only through officers, employees and agents of the Corporation who are licensed or otherwise legally authorized to render such services with the State of Connecticut; and, in acting in the name and on behalf of the Corporation, all officers, employees and agents of the Corporation shall comply in all respects with the standards of professional conduct established or set forth from time to time by the appropriate state licensing board.

7. Except as specifically authorized by statute, no stockholder shall have any right to examine any property or any books, accounts or other writings of the Corporation if there is reasonable ground for belief that such examination will for any reason be adverse to the interests of the Corporation, and a vote of the directors refusing permission to make such examination and setting forth that in the opinion of the directors such examination would be adverse to the interests of the Corporation shall be prima facie evidence that such examination would be adverse to the interests of the Corporation. Every such examination shall be subject to such reasonable regulations as the directors may establish in regard thereto.

8. The Corporation shall indemnify and advance expenses to each person who is or was a director of the Corporation (and the heirs, executors, administrators and personal representatives of each such person) against or with respect to liability incurred in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, arising out of or relating to any action taken, or any failure to take any action, as a director or, while a director of the Corporation when serving at the Corporation’s request, as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity, except liability that (a) involved a knowing and culpable violation of law by the director, (b) enabled the director or an associate, as defined in C.G.S. Section 33-840, to receive an improper personal gain, (c) showed a lack of good faith and a conscious disregard for the duty of the director to the Corporation under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Corporation, (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the Corporation or (e) created liability under C.G.S. Section 33-757. The Corporation shall indemnify and advance expenses to each person who is or was a shareholder, officer or employee of the Corporation (and the heirs, executors, administrators and personal representatives of each such person) to the same extent as a director.

9. The sole director of the Corporation shall be: Gilbert Drozdow, M.D.

10. The Corporation’s initial registered office and the name of the initial registered agent are:

Registered Office Wiggin & Dana One CityPlace Hartford, CT 06103-3402

Registered Agent Richard Lugli. Esq.

Business Address Wiggin & Dana One CityPlace 185 Asylum Street Hartford, CT 06103-3402	Residence Address 14 Lexington Road Avon, CT 06001

Acceptance of Appointment:

/s/ Richard Lugli
Richard Lugli, Esq.

11.	The name and address of the sole incorporator is:

Name Richard Lugli, Esq.	Address Wiggin & Dana One CityPlace 185 Asylum Street Hartford, CT 06103-3402

12. Neither the Corporation’s Certificate of Incorporation nor Bylaws may be amended, replaced, or repealed unless such amendment, replacement or repeal is approved by the affirmative vote of at least two-thirds of the Directors in accordance with the Bylaws.

I hereby declare, under penalties of false statement, that the statements made in the foregoing certificate are true.

Dated at Hartford, Connecticut this 27th day of January, 2003.

/s/ Richard Lugli
Richard Lugli Sole Incorporator

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